Domark International, Inc.
                             1809 East Broadway #125
                              Oviedo, Florida 32765

August 28, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Division of Corporate Finance
Washington, D.C. 20549

     Re: Domark International, Inc.
         Form 10-K for the year ended May 31, 2008
         Form 10-Q for the period ended February 28, 2009
         File No. 333-136247

Form 10K for the year ended May 31, 2008
Reports of Independent Registered Public Accounting Firm, page 18

1. We note in the first paragraph that your current auditors - Kramer Weisman and Associates, LLP has made reference to the report of other auditors for the fiscal year ended May 31, 2007. Please include in the amended filing the report of the other accountants as required by Rule 2-05 of Regulation S-X.

     The Company will include the auditor's report in the amended filing.

Financial Statements:

Consolidated Balance Sheets, page 19

Investment in unconsolidated subsidiary

2. We note the disclosure in Note 1 on page 23 that you account for your investment in Greens Worldwide, Inc. as an unconsolidated subsidiary. Tell us how you evaluated the guidance in Rule 3-09 of Regulation S-X in determining whether you are required to include separate audited financials of Greens Worldwide Inc.

     The Company realizes that separate audited financials should be have been provided, however subsequent to the filing of Form 10K for May 31, 2008, Domark sold its equity interest in SportsQuest, who holds the investment in Greens Worldwide, Inc.

3. We note that you present "common stock subscribed, not issued"; "common stock issued for assets"; "bond issuance" and "warrants issued" as reconciling adjustments in the section for cash flows from operating activities. Tell us how you applied the guidance SFAS 95 in determining the presentation of these items in the statement of cash flows.

     The Company has included language in accounting policies footnote number 3.

Notes to Consolidated Financial Statements

Note 1 - Background

4. We note that the consolidated financial statements include the Company's 79% owned subsidiary - SportsQuest. Please tell us where the minority interest of 21% of the consolidated subsidiary is disclosed in the financial statements.

     The Company has included a line item representing the 21% minority interest on the balance sheet of the amended filing. SportsQuest was no longer consolidated with Domark as of October 20, 2008.

5. Disclose how you accounted for the issuance of 6.5 million shares of your common stock for 100,000 Series A Preffered Convertible Shares of SportsQuest as disclosed in the section on recent developments at page 14. Also provide the disclosures required by paragraphs 51 to 55 of SFAS 141, where applicable. As a result of the transaction the shareholder of SportsQuest received a controlling interest in the Company. It appears that SportsQuest should be treated as the accounting acquirer. Tell us how you applied the guidance in SFAS 141 in determining the appropriate accounting treatment.

     The Company agrees that SportsQuest would be considered the accounting acquirer under the guidance of SFAS 141 and has included a footnote disclosure of the transaction in the amended filing.

Note 5 Intangible Assets, page 30

6. Disclose the nature of the $10,000,000 of media content. Also disclose the transaction that resulted in the recognition of an intangible asset for media content.

     The Company will expand its disclosure in the amended filing. See attached copies of the agreements. The Company has also reclassified the asset in the amended filing, more appropriately classified as a prepaid expense. The Company's original agreement for media was cancelled on August 13, 2008 and a new agreement was issued on same date. The new agreement included different terms and therefore the cancellation of the Company's "stock subscription receivable" on the balance sheet as of the 10Q filings for the periods ended August 31, 2008 and February 28, 2009.

Form 10-Q for the period ended February 28, 2009

7. We note that the balance sheet as of May 31, 2008 is not consistent with the financial statements presented in the Form 10K for the year ended May 31, 2008. In addition we note that the revenue reported for the three months and nine months ended February 28, 2008 is significantly greater than revenue presented in the Form 10K for the year ended May 31, 2008. Please tell us the reasons for these differences.

     The Company, subsequent to its May 31, 2008 10K, acquired its wholly owned subsidiary Javaco, Inc., which accounts for the marked increase in revenues reported. The Company also deconsolidated its subsidiary SportsQuest during the three months ended November 2008 as a result of the sale of its entire equity interest, and thereby reporting the resulting gain on the income statement.

Note 1 Description of Business, page 9

8. For each of the acquisitions described in Note 1 and the recent acquisitions section at page 16, disclose how you accounted for the transaction and provide the disclosures in SFAS 141, where applicable.

     The Company acquired assets from its acquisitions and initially recognized intangible assets or goodwill as a result of the purchase price paid. The strategy of purchasing a Company more than its net equity is part of obtaining personnel and an aggressive business plan using its experience nationwide.

Management Discussion and Analysis of Results of Operations, page 18

9. Expand the discussion of your results of operations to describe the sources of revenue during the periods presented. Also tell us how you applied the guidance of SFAS 131 in identifying your operating segments and evaluating whether you are required to provide the disclosures presented in paragraph 33 of SFAS 131.

     The Company has included expanded discussion of the results of operations in the amended filing. The entire business is comprehensively managed by a single management team that reports to the Chief Executive Officer. Revenues for the year ended May 31, 2008 were minimal and accordingly, the Company does not have separately reportable segments as defined by Statement of Financial Accounting Standards No. 131, DISCLOSURES ABOUT SEGMENTS OF A ENTERPRISE AND RELATED INFORMATION.

The Company hereby acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ R. Thomas Kidd
------------------------------------
R. Thomas Kidd
Chief Executive Officer

                MEDIA PRODUCTION AND PLACEMENT SERVICES AGREEMENT

This Media Production and Placement Services Agreement (the "Agreement") is entered into on the date indicated on the signature page (the "Effective Date"), by and between Media4Equity LLC, a Nevada limited liability company ("M4E") and DoMark International, Inc. 1809 East Broadway, Suite 125, Oviedo, FL 32765, (the "Company"). (DoMark and M4E are referred to collectively herein as the "Parties").

     Whereas, M4E produces and distributes nationally syndicated print and radio features for its clients in exchange for equity in its clients' businesses; and

     Whereas, M4E wishes to accept the Company as a client; and

     Whereas, the Company desires to further develop and promote its general business, technologies, and/or products and services in order to enhance overall brand awareness, stimulate new business, and build long-term value for its shareholders; and

     Whereas, the Company desires to utilize M4E's services to act as production and placement agency for Company's print and broadcast media campaign.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, and other good and valuable consideration, the Parties agree as follows:

1. MEDIA CREDIT

     M4E hereby provides the Company with a guaranteed dollar value of national media exposure (the "Media Credit"), which Media Credit shall be reduced by the "Media Value" of features placed, as further defined in Section 3(c), below, of placements of print and radio features obtained by M4E on behalf of Company. The value of the Media Credit shall be equivalent to ten million dollars ($10,000,000.00 U.S.) in Media Value.

2. MEDIA CAMPAIGN

     a) Consultation. M4E shall consult with Company regarding the content of the Media Campaign. M4E shall develop, write, edit and deliver proofs of any and all print media and any and all radio scripts (collectively referred to herein as the "Copy," and all placements throughout the term of the Agreement referred to as the "Media Campaign") to the Company for inspection and approval. No print or radio feature shall be distributed without Company's prior written approval. M4E shall not be liable for the Company's failure to review and approve Copy on a timely basis, or for any actions or inactions of the Company. Parties agree that the initiation of the Media Campaign shall commence at the sole discretion of the Company, but no later than 12 months from the Effective Date, and shall terminate upon the earlier to occur of the Media Credit being redeemed in its entirety, or three (3) years from the commencement of said Media Campaign, (the "Redemption Period").

     b)   Content.

          (i) PRINT FEATURES. Each Print Feature shall consist of a news story that features the Company's name, products and/or service, contact information, web address and such other information as the Company may approve.

          (ii) RADIO FEATURES. Each Radio Feature shall consist of two, 30-second nationally syndicated radio scripts under one heading. Each Radio Feature will be specifically about the Company and written and read by radio media professionals.

     c)   Distribution.

          (i)  All print media approved by Company for distribution pursuant to
               Section 2(a) hereof, shall be distributed on computer disks, by direct electronic feed, in a hard copy camera-ready format and/or over the Internet to over ten thousand (10,000) daily and weekly newspapers, news, and wire services, which may publish the features, at their sole discretion, free of copyright, fees or other charges.

         (ii) All radio features, formatted as either scripts and/or audio recordings, shall be sent directly, and/or indirectly via radio networks, to over six thousand (6,000) radio stations in the United States.

3. M4E PERFORMANCE

     a) Redemption of Media Credit. Upon Company's request, further pursuant to the guidelines detailed herein, M4E shall submit for Company review and approval Copy for the first print or radio feature within five business days of such request.

     b) Production/Distribution/Publication. During the Redemption Period M4E shall produce, distribute and gain placement/publication of nationally syndicated newspaper features and/or nationally syndicated radio features (final recordings to be provided to Company upon completion by M4E) on behalf of Company. Each published feature shall be ascribed a Media Value, and the Media Value of all respective features shall be applied against and reduce the Media Credit. The entire value of the Media Credit shall be utilized within three (3) years, commencing on the date the Company first reviews and approves copy pursuant to
          Section 2(a) herein, and in no case commencing later than one (1) year from the Effective Date hereof.

     c) Media Value. For purposes of this Agreement, the Media Value of each aired radio feature and each published newspaper feature shall be equivalent to each respective radio station's or newspaper's official ad rate pricing policies, measured by length in column inches of each complete story for print placements and in total seconds of each radio feature for radio placements.

     d) Reduction of Media Credit. The Media Value of all published news features and all broadcasted radio features shall reduce the Media Credit, notwithstanding any Company error in Copy approval or any subsequent editing by newspapers, radio broadcasters, or any other third parties.

     e) "MEDIA PLACEMENT GUARANTEE." M4E guarantees that the aggregate Media Value of all published print and all broadcast radio features shall be equal to or greater than the Media Credit created by this Agreement. In the event that the Minimum Placement Guarantee is not met by the end of the Term, M4E shall create additional, and/or re-distribute existing features at no cost to the Company until the Media Placement Guarantee is reached.

     f)   Reports. M4E shall deliver weekly reports to the Company beginning ten
          (10) weeks from the distribution date of each print and radio feature, and continuing for a period of one (1) year. Reports shall include Media Value, estimated listener and readership information, and actual newspaper clippings of all reported published print features.

4. COMPANY PERFORMANCE

     a) Redemption of Media Credit. The Company shall have one (1) year to begin Campaign and thereby commence redemption of the Media Credit. Once commenced, the redemption of the Media Credit must be completed within three (3) years.

     b) Consultation and Cooperation. The Company shall consult with M4E pursuant to Section 2(a) herein and use its best reasonable efforts to provide M4E with information necessary to write Copy for the Campaign and to ensure the Company's review of same.

     c) Timeliness. The Company shall make a good faith effort to approve or submit corrections to all Copy within seventy-two (72) hours of receipt thereof. Failure of Company to approve or return corrected Copy within one (1) week of receipt by Company shall constitute a material breach of this Agreement.

     d) Investor Relations. When, and if, Company becomes publicly traded, Company agrees to implement an investor relations plan and campaign reasonably acceptable to M4E.

5. M4E COMPENSATION & ISSUANCE OF SHARES

     a) Grant of Common Stock Shares. In consideration of M4E's commitment of the Media Credit, the Company shall transfer to M4E, and/or its designee(s) listed in "Exhibit A," attached hereto, within five business days of the Effective Date One Million Three Hundred Twenty Thousand (1,320,000) restricted shares of Company's common stock ("Compensation Shares"), which are hereby valued at $ .001 per share. M4E's performance hereunder is contingent upon Company's timely transfer of Compensation Shares.

     b) Transfer Agent Instructions. Upon the execution of this Agreement, the Company shall issue instructions to the Company's transfer agent (attached hereto as "Exhibit A") effecting the provisions of Section 6(a) herein. Failure of Company to fully perform Section 6(a) or this
          Section 5(b) shall be a material breach and shall excuse any further performance by M4E under this Agreement.

     c)   Nature of Compensation Shares. The Parties acknowledge and agree that:
          (i) the rights and obligations defined by this Agreement become binding upon execution of this Agreement; and (ii) the consideration for all Compensation Shares transferred hereby, regardless of the date of transfer, is represented solely by M4E's obligations hereunder, and M4E's interest in all Compensation Shares transferred hereunder immediately and irrevocably vests in M4E upon the execution of this Agreement; and (iii) the effective date of all Compensation Shares transferred hereby, regardless of the actual date of transfer, shall be the Effective Date hereof, and the tolling of any and all time periods relating to the Shares, including but not limited to those relating to any restriction, shall be calculated from the Effective Date hereof; and (iv) all Compensation Shares transferred hereby shall be fully paid, non assessable, common shares of the Company; (v) the number of Compensation Shares shall be adjusted for any stock splits, stock dividends, combinations, recapitalizations and the like; and
          (vi) no Shares transferred hereby shall be blocked in any way or subject to rescission or cancellation for any reason except gross negligence or malfeasance.

     d) Intrinsic Value of Compensation Shares. The Parties acknowledge and agree: (i) the market value of Company shares, calculated using a price quoted on the exchange on which such shares trade, may not necessarily reflect a true and accurate valuation of the Shares; (ii) the Media Value may bear no relationship to the current or future value of the Compensation Shares.

     e) Securities Documentation. M4E agrees to submit with an executed copy of this Agreement any such documentation, including but not limited to a Confidential Investor Questionnaire and Subscription Agreement, as Company's counsel may deem necessary to comply with applicable securities laws related to the issuance of the Compensation Shares.

     f) Opinion Letter. Company agrees to accept and represent to Company's transfer agent as valid, any opinion letter from M4E's counsel regarding restricted stock status and the removal of the legend thereon.

6. REGISTRATION RIGHTS

     a) Piggyback and Demand Registration Rights. If, at any time or from time to time after the Effective Date, the Company proposes to file a registration statement covering any securities of the Company, other than an offering registered on Form S-8 or Form S-4 (or successor forms relating to employee stock plans and certain business combinations), the Company shall, not less than thirty (30) days prior to the proposed filing date of the registration statement, give written notice of the proposed registration to M4E. Company agrees to include in such registration statement, all Compensation Shares as M4E so instructs, which instructions shall be delivered in writing to the Company within 20 days of M4E's receipt of Company's notice of such registration. If M4E requests, or as the Parties may agree, that fewer shares than M4E then owns be included in such registration statement, M4E shall continue to have piggyback registration rights for succeeding registration statements until all Compensation Shares have been registered. M4E may make one "demand" registration request, under which Company agrees to file under the Securities Act of 1933, as amended, a registration statement covering the Compensation Shares within 30 days after receipt of such request.

     b) Registration Costs. Company will bear all expenses attendant to registering the securities.

     c) Liquidated Damages. In the event that the Company is required to include the Compensation Shares in a registration statement pursuant to Section 6(a) herein, and the Company fails to register the Compensation Shares, or if the Compensation Shares are or become eligible for sale pursuant to Rule 144 and the Company does not provide all required documents, including but not limited to any required legal opinion letter to remove any stock restrictions, within one week of written request from M4E, the Company shall pay as liquidated damages to M4E, in legal tender of the United States, an amount equal to five percent (5%) of the total value of this Agreement, for every thirty (30) day period until the restrictions are lifted. The Parties hereto agree that damages due to Company's breech hereunder are difficult to determine as of the Effective Date, and the Liquidated Damages hereunder are meant to approximate M4E's damages, and are not punitive.

7. DEFAULT

     Any failure of the Company to (i) transfer Stock as required by Section 5, herein; (ii) timely review and approve Copy supplied by M4E for review; or
     (iii) act in good faith to effectuate the terms of this Agreement, shall constitute a default. Upon Company's default, all amounts due M4E hereunder shall be due and payable, and M4E may in its sole discretion immediately suspend performance and terminate this Agreement.

8. NON-DISCLOSURE OF CONFIDENTIAL INFORMATION

     For the purposes of this Agreement, the expression "Confidential Information" means all information of any nature previously, presently, or subsequently disclosed by one party (the "Disclosing Party") to the other party (the "Receiving Party"), relating to the Disclosing Party's business, including, but not limited to, the terms of this Agreement, information concerning any entities and/or interested parties and any analyses, compilations, studies other documents which contain or otherwise reflect or are generated from such information, all information relating to business, financial, customer and product development plans, forecasts, lists, methods, strategies, compilations and other information, inventions and ideas, including without limitation, ideas, know how, inventions (whether patentable or not), schematics and other technical information. However, Confidential Information does not include any information that is generally known in the Receiving Party's industry at the time of the signing of this Agreement, any information that the Receiving Party rightfully had in its possession prior to the disclosure of such information to the Receiving Party by the Disclosing Party, or any information disclosed after the termination of this agreement. The Disclosing Party Shall: Keep all Confidential Information secret and confidential; Not use any Confidential Information to obtain any financial, commercial, trading and/or other advantage, but rather use Confidential Information for the sole purpose of effectuating the mutual transaction(s) contemplated hereby; Not disclose Confidential Information to any third party whatsoever except as necessary to effectuate the terms of this Agreement.

9. INDEMNIFICATION

     Company shall indemnify and hold harmless M4E its agents, employees, legal representatives, heirs, executors or assigns from and against any and all losses, damages, expenses and liabilities (collectively "Liabilities") or actions, investigations, inquiries, arbitrations, claims or other proceedings in respect thereof, including enforcement of this Agreement (collectively "Actions") (Liabilities and Actions are herein collectively referred to as "Losses"). Losses include, but are not limited to all reasonable legal fees, court costs and other expenses incurred in connection with investigating, preparing, defending, paying, settling or compromising any suit in law or equity arising out of this Agreement or for any breach of this Agreement notwithstanding the absence of a final determination as to a Company's obligation to reimburse any of M4E Covenantees for such Losses and the possibility that such payments might later be held to have been improper.

10. CHOICE OF LAW/ARBITRATION

     This Agreement shall be governed by and construed in accordance with laws and judicial decisions of the Commonwealth of Virginia, without regard to its principles of conflicts of laws. The resolution of all disputes, actions or proceedings arising out of this Agreement shall be determined solely and exclusively by arbitration, by a single arbitrator, under the rules of the American Arbitration Association as then in effect. The place of arbitration shall be Alexandria, Virginia. Any decision rendered by the Arbitrator shall be final and binding, and any judgment upon any award rendered by the Arbitrator may be entered in any court having jurisdiction.

11. PUBLIC ANNOUNCEMENTS

     The Parties will jointly agree to the form of a public announcement of this Agreement and the proposed services. Neither party will, without the other's prior written consent and approval, issue any press release and/or other public announcement relating to the terms and conditions set forth in (or the existence of) this agreement or any additional press releases mentioning Media4Equity LLC or any employee thereof, except for such disclosure to the public or to governmental agencies as its counsel shall deem necessary to comply with any and all applicable laws, rules or regulations. Company explicitly acknowledges and agrees that no public announcement of any kind may be made until Compensation Shares are issued pursuant to Section 5, above.

12. TERM/TERMINATION

     a) Term. The terms of this Agreement shall be effective as of the Effective Date, and continue until the later of (i) one (1) year from the date the Company first approves media for placement (which approval shall not be unreasonably withheld); or (ii) four (4) years from the Effective Date. The terms, conditions, and obligations of Sections 9, 10, and 11 hereof shall survive the termination of this Agreement.

     b) Term Certain. As the execution of this Agreement triggers the reallocation of M4E's staff and resources, the Company may not terminate or cancel this Agreement prior to the expiration of the Term set forth in Section 12(a) herein.

13. SUCCESSORS AND ASSIGNS

     The Parties may not assign their rights or obligations hereunder except that M4E may in its sole discretion assign the right to receive any compensation due hereunder including without limitation any and all interest in the Compensation Shares, however, Company reserves right to assign media credits to any other company within the DoMark family of companies, and Company reserves the right to assign and or pledge the media credits hereunder to senior lenders of the Company as collateral for financing as may be required by the lenders.

14. COUNTERPARTS

     This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. A telefaxed copy of this Agreement shall be deemed an original.

15. HEADINGS

     The headings used in this Agreement are for convenience of reference only and shall not be deemed to limit, characterize or in any way affect the interpretation of any provision of this Agreement.

16. MODIFICATION AND WAIVERS

     No change, modification or waiver of any provision of this Agreement shall be valid or binding unless it is in writing, dated subsequent to the Effective Date of this Agreement, and signed by both the Company and M4E. No waiver of any breach, term, condition or remedy of this Agreement by any party shall constitute a subsequent waiver of the same or any other breach, term, condition or remedy.

17. SEVERABILITY

     If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

18. ENTIRE AGREEMENT

     This Agreement constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings duties or obligations between the parties with respect to the subject matter hereof.

19. FURTHER ASSURANCES

     From and after the date of this Agreement, upon the request of M4E, the Company shall execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to carry out and effectuate fully the intents and purposes of this Agreement.

20. NOTICES

     All notices or other communications required or permitted by this Agreement shall be in writing and shall be deemed to have been duly received: (i) if given by telecopier, when transmitted and the appropriate telephonic confirmation received if transmitted on a business day and during normal business hours of the recipient, and otherwise on the next business day following transmission, (ii) if given by certified or registered mail, return receipt requested, postage prepaid, three business days after being deposited in the U.S. mails, or (iii) if given by courier or other means, when received or personally delivered, and, in any such case, to the address and contacts indicated on the signature page.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on ________________ 2008:

MEDIA4EQUITY LLC:                           DoMark, Inc.:


------------------------------------        ------------------------------------
Signature                                        Signature                 Title

Media4Equity LLC                            ------------------------------------
Richard Smith/President                     Full Legal Name (PRINT)
2841 Hartland Road #301
Falls Church, VA 22043                      ------------------------------------
O: (888)-563-5200                           Company Name
F: (515)-474-3279
C: (703)-395-9607                           ------------------------------------
E-Mail: ecarlson@media4equity.com           Ticker Symbol

                                            ------------------------------------
                                            Street Address

                                            ------------------------------------
                                            City            State            Zip

                                            ------------------------------------
                                            Phone

                                            ------------------------------------
                                            E-Mail

EXHIBIT A

DATE:

TO: Transfer Agent:
                    --------------------------

                    --------------------------

                    --------------------------

RE: (DOMARK, INC.)

Sirs:

     Please immediately issue restricted common stock shares of the above named company as authorized in the accompanying resolutions as follows:

1,122,000 shares to and in the name of Media4Equity LLC, 2841 Hartland Road, Suite #301, Falls Church, VA 22043, via Federal Express FedEx Saver #1136-1259-2 or Hand Delivery.

198,000 shares to and in the name of Eric Carlson, 2841 Hartland Road, Suite #301, Falls Church, VA 22043,via Federal Express FedEx Saver #1136-1259-2 or Hand Delivery.

     Please deliver the shares as set forth in the accompanying resolutions, and let me know if you require any additional information or if I can be of any further assistance.

                                        Very truly yours,

                                        DoMark, Inc.

                                        By:
                                            ------------------------------------

                                            ------------------------------------
                                                       Printed Name

                                        Its:
                                            ------------------------------------